UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be incorporated by reference into the registration statement on Form F-3, as amended (File No. 333-184757), and be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit 4.5 –	Second Supplemental Indenture, dated as of August 6, 2013, between Baidu, Inc. and The Bank of New York Mellon

Exhibit 4.6 –	Form of 3.250% Notes due 2018 (included as Exhibit A in Exhibit 4.5)

Exhibit 5.1 –	Opinion of Maples and Calder

Exhibit 5.2 –	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 23.1 –	Consent of Maples and Calder (included as part of Exhibit 5.1)

Exhibit 23.2 –	Consent of Skadden, Arps, Slate, Meager & Flom LLP (included as part of Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Robin Yanhong Li
Name:	Robin Yanhong Li
Title:	Chairman and Chief Executive Officer

Date: August 6, 2013